Saddle Ranch Media, Inc.

5020 Campus Drive

Newport Beach, CA 92660

September 3, 2019

Gregory Dundas

Attorney-Adviser,

Division of Corporation Finance

Office of Telecommunications

Securities and Exchange Commission

Washington, DC 20549

Re: Saddle Ranch Media, Inc.

Offering Statement on Form 1-A

File No. 024-11061

Dear Mr. Dundas:

Kindly be advised that Saddle Ranch Media, Inc. (the "Company") requests that its Regulation A offering be qualified on Friday, September 6, 2019 at 12 Noon.

The State of New York has registered our offering and their letter is attached.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Max Chin Li

Chief Executive Officer

STATE OF NEW YORK
OFFICE OF THE ATTORNEY GENERAL

LETITIA JAMES
ATTORNEY GENERAL

(212) 416-8200

DIVISION OF ECONOMIC JUSTICE
INVESTOR PROTECTION BUREAU

January 29, 2019

Stradling, Yocca, Carlson & Rauth, P.C.
660 Newport Center Drive, Suite 1600
Newport Beach, CA 92660-6422
Attn: Thomas W. Pascoe

Entity Name:	Saddle Ranch Media, Inc.
Date Recd:	1/7/2019
File Number:	S34-40-62
Registration Type:	M-11
Fee:	$1,200.00

Dear Sir/Madam:

This letter is to acknowledge the registration of Saddle Ranch Media, Inc. and the receipt of the above filing fee.

The effective registration date is 1/7/2019.

Please note that your registration number MUST appear on all future correspondence.

Very truly yours,

INVESTOR PROTECTION BUREAU

THIS REGISTRATION EXPIRES FOUR YEARS FROM THE EFFECTIVE REGISTRATION DATE.

28 LIBERTY STREET, NEW YORK, NY 10005 • PHONE (212) 416-8222 • WWW.AG.NY.GOV